UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934. For the year ended December 31, 2008.
OR

☐	Transition Report under Section 15(d) of the Securities Exchange Act of 1934. For the transition period from to .
Commission File Number: 000-24947
United Commercial Bank
Savings Plus Plan

(Full title of the plan)
UCBH Holdings, Inc.
555 Montgomery Street
San Francisco, CA 94111

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

UNITED COMMERCIAL BANK SAVING PLUS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2008 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of the
     United Commercial Bank Savings Plus Plan:
          We have audited the accompanying financial statements (modified cash basis) of the United Commercial Bank Savings Plus Plan (the “Plan”) as of December 31, 2008 and 2007 and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          As described in Note 2 to the financial statements, the accompanying financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the United Commercial Bank Savings Plus Plan as of December 31, 2008 and 2007 and the changes in its net assets available for benefits for the years then ended in conformity with the basis of accounting described in Note 2.
          Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis), as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Louie & Wong LLP
LOUIE & WONG LLP
Certified Public Accountants
San Francisco, California
May 29, 2009

UNITED COMMERCIAL BANK SAVINGS PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments, at fair value	$66,793,554	$78,055,770

Participant loans	721,807	613,432

Total assets held for investment purposes, at fair value	67,515,361	78,669,202

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,054,067	37,489

	68,569,428	78,706,691

LIABILITY:
Accounts payable	962,252	—

NET ASSETS AVAILABLE FOR BENEFITS	$67,607,176	$78,706,691

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with these statements.

UNITED COMMERCIAL BANK SAVINGS PLUS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss) —
Interest and dividends	$1,610,572	$4,749,293
Net depreciation in fair value of investments	(20,134,381)	(2,828,332)

Total investment income (loss)	(18,523,809)	1,920,961

Contributions —
Participants	7,905,563	6,817,549
Employer	3,135,016	1,664,373
Rollovers	135,852	176,609

Total contributions	11,176,431	8,658,531

Total additions (deductions)	(7,347,378)	10,579,492

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals and benefits paid to participants	3,741,246	3,024,002
Administrative expenses	10,891	10,482

Total deductions	3,752,137	3,034,484

Net increase (decrease)	(11,099,515)	7,545,008

TRANSFER OF NET ASSETS	—	15,868,806

NET ASSETS AVAILABLE FOR BENEFITS — BEGINNING OF YEAR	78,706,691	55,292,877

NET ASSETS AVAILABLE FOR BENEFITS — END OF YEAR	$67,607,176	$78,706,691

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with these statements.

UNITED COMMERCIAL BANK SAVINGS PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
(MODIFIED CASH BASIS)
DECEMBER 31, 2008 AND 2007
1. Description of Plan
     The following description of the United Commercial Bank Savings Plus Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     General — The Plan is a defined contribution plan, covering substantially all eligible employees of United Commercial Bank (the “Company”) who are not union employees covered by a collective bargaining agreement, non-resident aliens who have no earned income from sources within the United States other than non-resident aliens who became an employee as a result of the Company’s acquisition of Asian American Bank, and who are not leased employees. The Plan was established on August 1, 1988 and was subsequently amended and restated mainly to comply with regulatory changes. The Plan was amended and restated effective January 1, 2008. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”) of 1974.
     In December, 2006 and May, 2007, Summit Bank Corporation (“SBC”) and The Chinese American Bank (“CAB”) were acquired by the Company. SBC-sponsored 401(k) plan and CAB-sponsored 401(k) plan with assets of $5,854,224 and $10,014,582 were transferred to the Plan in July, 2007 and October, 2007, respectively.
     Contributions — Participants may contribute up to 50% of their eligible annual compensation, as defined in the Plan, subject to the Internal Revenue Code Limitations of $15,500 in 2008 and 2007, on the first day of the month coinciding with or following their hire dates. Participants, who are at least age 50 or older by the end of the calendar year, may also make additional catch-up contributions of $5,000 in 2008 and 2007. The catch-up contributions are excluded from eligibility for matching contributions.
     The Company shall make a regular matching contribution to the Plan for each contribution period, as defined, on behalf of each of its participants on the first day of the month following three months of service. The amount of such regular matching contributions shall be equal to 50% of the participants’ tax-deferred contribution made for the contribution period on behalf of such participant, not to exceed $2,000 annually. Effective April 1, 2008, the Plan changed the matching contribution to 100% of each participant’s deferral contributions, not to exceed 5% of each participant’s compensation for the Plan year. The Company made a regular matching contribution of $3,135,016 and $1,664,373 during the years ended December 31, 2008 and 2007, respectively.
     Participant Accounts — Each participant’s account is credited with the participant’s contribution, allocations of regular matching contribution by the Company, Plan earnings, and charged with an allocation of administrative expenses. Administrative expenses will be allocated either proportionally based on the value of the account balances or as an equal dollar amount based on the number of participants in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Vesting — Participants are immediately vested in their elective deferrals and rollover, plus actual earnings thereon. A participant’s vested interest in the regular matching contribution allocated to his or her account shall be determined in accordance with the following schedule:

Years of Service	Percentage Vested
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%
     For the above purpose, a “year of service” is a plan year in which the participant completes 1,000 hours at any time during the year.
     Effective April 1, 2008, the matching contribution vesting schedule changed from the 5-year graded vesting schedule above to an immediate vesting schedule. In addition, a participant who was actively employed on April 1, 2008 shall be 100% vested at all times in all current account balances in the Plan.
     Participant Loans — The Plan allows the participants to borrow a portion of the balance in their Plan accounts, subject to the approval of the Plan Administrator. A participant may borrow an amount not to exceed the lesser of 50% of his or her total vested account balance or $50,000, less the highest outstanding loan balance during the previous twelve-month period. The term for repayment of any loan may not exceed five years, unless the loan is used to purchase a primary residence which may be repaid within a ten year-period. The loans are secured by the balance in the participants account and bear interest at rates that range from 3.25% to 9.25%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest repayments are paid ratably through payroll deductions.
     Withdrawals and Benefits Paid to Participants — In the event of a termination of employment due to death, disability, retirement or for other reasons, a participant will be entitled to receive his or her vested account balance in lump sum amount. If the value of the participant’s vested account balance exceeds $1,000, distribution of such vested interest shall not commence to such participant without the participant’s written consent. If the value of the participant’s vested account balance is equal to or less than $1,000, distribution of such vested interest will be made to the participant in a single lump sum payment or through a direct rollover as soon as reasonably practicable.
     The total withdrawals and benefits paid to participants were $3,741,246 and $3,024,002 during the years ended December 31, 2008 and 2007.
     Rollover Contributions — Participants may rollover part or all of their eligible rollover distribution received from a prior employer’s qualified plan.
     Forfeited Accounts — Forfeited nonvested accounts will be allocated as a discretionary matching contribution to participants who receive a regular matching contribution during the year. The allocation is on a pro rata basis based on the participant’s regular matching contribution. The forfeited account balance is allocated in the year following the plan year in which the forfeiture occurs. The forfeited account balances were $51,572 and $59,267 as of December 31, 2008 and 2007, respectively.
     Administrative Expenses — Administrative expenses of $10,891 and $10,482 during the years ended December 31, 2008 and 2007, respectively, were allocated to the participants.
2. Summary of Significant Accounting Policies
     Basis of Accounting — The accompanying financial statements have been prepared on the modified cash basis of accounting. Certain revenues and the related assets are recognized when received, rather than when earned, and certain expenses are recognized when paid, rather than when the obligation is incurred. Accordingly, the accompanying financial statements do not include employee contributions receivable of

$420 and $211,966 and employer contributions receivable of $1,287 and $30,028 as of December 31, 2008 and 2007, respectively.
     Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
     Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. Wherever possible, the fair values of the Plan’s investments are based on observable market prices or parameters derived from such prices or parameters. All investments are held by Wells Fargo, as trustee and custodian. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     In December, 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position AAG INV-1 and SOP 94-4-1 — Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).
     The FSP requires that investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
     Payment of Benefits — Benefits are recorded when paid.
     Reclassification — Certain items in the prior year financial statements have been reclassified to conform to current year presentation. Such reclassification had no effect on the previously reported statement of net assets available for benefits.
3. Fair Value Measurements
     In September, 2006, the FASB issued Statements of Financial Accounting Standards (“SFAS”) No. 157 — Fair Value Measurements which is effective for fiscal years beginning after November 15, 2007. SFAS No. 157, defines fair value, establishes a framework for measuring fair value in accordance with the generally accepted accounting principles and expands disclosures about fair value measurements. The Plan adopted the provisions of SFAS No. 157 on January 1, 2008.
     SFAS No. 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

• Level 1 —	Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

• Level 2 —	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 —	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
     The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
     Common Stock — UCBH Holdings, Inc. common stock is valued at the closing price reported on the active market on which individual securities are traded and is classified within Level 1 of the valuation hierarchy.
     Mutual Funds — These investments are public investment vehicles valued at the net assets value (“NAV”) of shares held by the Plan at year-end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding and are classified within Level 1 of the valuation hierarchy.
     Guaranteed Investment Contracts — The fair value of the guaranteed investment contracts is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Because the NAV is the quoted price in a market that is not active, they are classified within Level 2 of the valuation hierarchy.
     Short-term Investments — These are valued at the closing price reported on the active market on which the individual securities are traded. These are classified under Level 1 of the valuation hierarchy.
     Participant Loans — These loans are valued at amortized cost, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

     Assets measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Common stock	$10,113,297	$—	$—	$10,113,297
Mutual funds	37,811,115	—	—	37,811,115
Guaranteed investment contracts	—	18,833,995	—	18,833,995
Short-term investments	35,147			35,147
Participant loans	—	—	721,807	721,807

Total assets at fair value	$47,959,559	$18,833,995	$721,807	$67,515,361

     Level 3 Gains and Losses — The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended
December 31, 2008
Participant Loans
Balance — Beginning of Year	$613,432

Issuances and repayments (net)	108,375

Balance — End of Year	$721,807

4. Investments
     The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007:

	2008	2007
Wells Fargo Stable Return N3	$18,833,995	$12,458,884
UCBH Stock	10,113,297	7,789,848
Federated Total Return Government Insv	6,343,872	*
Wells Fargo Advantage Moderate Balanced	4,134,185	6,910,133
Vanguard 500 Index Signal	3,814,001	6,485,525
Fidelity Advisor Diversified International	3,705,512	7,822,931
Wells Fargo Advantage Growth Balanced	*	5,968,810
Janus Adviser Forty (S)	*	5,405,367
Goldman Sachs Mid Cap Value	*	5,047,905
Other funds individually less than 5% of net assets	19,848,692	20,166,367

Investments, at fair value	66,793,554	78,055,770

Participant loans	721,807	613,432

Total assets held for investment purposes, at fair value	67,515,361	78,669,202

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,054,067	37,489

	$68,569,428	$78,706,691

*	Less than 5%
     Participants may elect to have their account balance invested in a single investment fund or in any combination of investment funds. The investment funds are held and managed by Wells Fargo Bank, the Plan’s trustee (custodian). The Company has no authority on how each fund is managed or invested.

     The Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in fair value during the years ended December 31, 2008 and 2007, as follow:

	2008	2007
Mutual funds	$(19,907,782)	$(1,942,850)
Common stock	(858,388)	(1,413,583)
Guaranteed investment contracts	631,789	528,101

	$(20,134,381)	$(2,828,332)

5. Accounts Payable
     The accounts payable represents cash advances from Wells Fargo Bank as of December 31, 2008. These advances were settled on January 2, 2009.
6. Related Party Transactions
     Plan assets include certain investments being managed by Wells Fargo Bank, the Plan’s Trustee, as of December 31, 2008 and 2007. As a trustee, Wells Fargo Bank performs administrative functions such as handling contributions and benefit payments. Accordingly, such transactions are considered related party transactions. In addition, the Company personnel and facilities are used to perform various administrative functions on behalf of the Plan, with no charge to the Plan.
     As allowed by the Plan, participants may elect to invest a portion of their deferrals, regular matching contributions or rollovers in the UCBH Holdings, Inc. common stock fund (the “Fund”), which is primarily invested in shares of UCBH Holdings, Inc. common stock. The balance of the Fund includes Wells Fargo Short Term Investment, which totaled $35,147 and $562,361 at December 31, 2008 and 2007, respectively. The shares of UCBH Holdings, Inc. common stock are traded in the open market. The total contributions to the Fund amounted to $1,387,175 and $1,005,922 for the years ended December 31, 2008 and 2007, respectively. All contributions to the Fund in 2008 and 2007 were made in cash. The fair market value of the Fund, excluding the Wells Fargo Short Term Investment, was $10,113,297 and $7,789,848 at December 31, 2008 and 2007, respectively.
7. Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue or amend its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.
8. Income Tax Status
     The Plan obtained its latest favorable opinion letter dated, August 30, 2001, in which the Internal Revenue Service stated that the Prototype Non-Standardized Profit Sharing Plan, which the Company adopted, is acceptable with the applicable requirements of the Internal Revenue Code. Such an opinion, however, does not constitute a ruling or determination on the Plan’s qualification under the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes had been included in the Plan’s accompanying financial statements.
9. Risks and Uncertainties
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
     The value of the Plan’s investments, both in total and in individual participant accounts, has changed significantly since the economic recession, consistent with the significant decline in market value of securities and investments in the overall financial market.
10. Subsequent Events
     On January 1, 2009, the Plan was converted to a Safe Harbor Plan, and as such, the Plan was amended to satisfy the safe harbor requirements set forth in Treasury Regulations Section 1.401(k)(3) and 1.401(m)(3) and the Company will no longer be required to perform nondiscrimination testing of elective contributions or matching contributions.
     On March 1, 2009, Fidelity Investments replaced Wells Fargo Bank as the Plan’s Trustee, Recordkeeper and Administrative Services Provider. Also, effective on this date, participants may contribute up to 75%, increased from 50%, of their eligible annual compensation, as defined in the Plan, subject to the Internal Revenue Code Limitation.
     On June 1, 2009, the Company imposed a blackout period on the UCBH Stock Fund to restrict fund transfers, contributions and rollovers into the Stock Fund. This was due to the restatement of the 2008 financial statements of UCBH Holdings, Inc. and the delay in filing the Form 10-K/A and 10-Q for the quarter ending March 31, 2009. Current Stock Fund participants may continue investing in this fund; however, contributions and other transfers to the UCBH Stock Fund made on or after June 1, 2009 were redirected to the Stable Value Fund, the Plan’s default investment fund option.

     Participants may redirect their investment fund election from the Stable Value Fund to another investment fund option offered within the Plan.
     Subsequent to year-end, the value of the Plan’s investments continued to decline, consistent with the decline in market value of securities and investments in the overall financial market.

SUPPLEMENTAL SCHEDULE

UNITED COMMERCIAL BANK SAVINGS PLUS PLAN
Employer Identification Number: 94-3009408
Plan Number: 001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b)	(c)	(d)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par, or maturity value	Current Value
*	Wells Fargo Stable Return N3	Common/collective fund	$19,888,062
*	UCBH Stock	Corporate common stock	10,113,297
	Federated Total Return Government Insv	Registered investment company	6,343,872
*	Wells Fargo Advantage Moderate Balanced	Registered investment company	4,134,185
	Vanguard 500 Index Signal	Registered investment company	3,814,001
	Fidelity Advisor Diversified International	Registered investment company	3,705,512
*	Wells Fargo Advantage Growth Balanced	Registered investment company	3,280,037
	Janus Adviser Forty (S)	Registered investment company	2,940,922
	Goldman Sachs Mid Cap Value	Registered investment company	2,884,363
*	Wells Fargo Advantage Diversified Equity	Registered investment company	1,895,676
*	Wells Fargo Advantage Total Return Bond	Registered investment company	1,619,919
*	Wells Fargo Advantage Aggressive Allocation	Registered investment company	1,519,987
*	Wells Fargo Advantage Large Cap Appreciation	Registered investment company	1,444,996
	Vanguard Extended Market Index Sign	Registered investment company	1,240,213
*	Wells Fargo Advantage Diversified Small Cap	Registered investment company	1,163,524
	American Beacon Large Cap Value	Registered investment company	948,944
*	Wells Fargo Advantage Conservative Allocation	Registered investment company	562,143
	Vanguard Small Cap Growth Index	Registered investment company	220,687
	Columbia Small Cap Value II (Z)	Registered investment company	92,134
	Wells Fargo Short-Term Investment Fund G	Common/collective fund	35,147
*	Participant Loans	Interest rates ranging 3.25% to 9.25%	721,807

			$68,569,428

*	Investment managed by party-in-interest to the Plan.
The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with this schedule.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the United Commercial Bank Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2009	United Commercial Bank Savings Plus Plan
	By:	/s/ Craig S. On
Craig S. On
Executive Vice President Chief Financial Officer

United Commercial Bank Savings Plus Plan
Exhibit Index

Exhibit Number	Document Description

23.1	Consent of Louie & Wong LLP Certified Public Accountants